Filed pursuant to Rule 433
Dated November 7, 2022
Registration No. 333-265452

Lloyds Banking Group plc USD 1,000,000,000 7.953% Fixed Rate Reset Dated Subordinated Tier 2 Notes due 2033

Pricing Term Sheet:

Issuer (LEI number)	Lloyds Banking Group plc (549300PPXHEU2JF0AM85)
Status	Fixed Rate Reset Dated Subordinated Tier 2 notes (the “Tier 2 Notes”)
Expected Ratings of the Notes*	Baa1 (Moody’s) / BBB- (S&P) / BBB+ (Fitch)
Principal Amount	USD 1,000,000,000
Denomination	USD 200,000 and integral multiples of USD 1,000 in excess thereof
Pricing Date	November 7, 2022
Expected Issue Date**	November 15, 2022 (T+5)
Final Maturity Date	November 15, 2033
Optional Redemption	The Issuer may redeem the Tier 2 Notes in whole (but not in part) in its sole discretion on any day from (and including) August 15, 2032 to (and including) November 15, 2032
Initial Coupon	7.953% per annum, payable semi-annually in arrears
Interest Payment Dates	May 15 and November 15 in each year (subject to the Business Day Convention detailed below) from (and including) May 15, 2023 to (and including) the Final Maturity Date
Reference Benchmark Treasury	2.750% due August 15, 2032
Reference Benchmark Price / Yield	88-14+ / 4.203%
Reoffer Spread vs Reference	+375 bps
Reoffer Yield (Semi-Annual)	7.953%
Issue / Re-Offer Price	100.000%
Change of Fixed Rate of Interest after Optional Redemption Date
Reset Coupon	1-yr U.S. Treasury Rate (as defined in the preliminary prospectus supplement dated November 7, 2022 (the “Preliminary Prospectus Supplement”)) +375bps during the Reset Fixed Rate Period
Reset Date	November 15, 2032
Redemption Price	100.000%
Underwriting Commission	0.45%
All-in Price	99.550%
Net Proceeds to the Issuer before expenses	USD 995,500,000
Day Count Fraction	30/360
Business Day Convention	Following, Unadjusted

Filed pursuant to Rule 433
Dated November 7, 2022
Registration No. 333-265452

Business Days	Means any day, other than Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in the City of New York or in the City of London
Joint Lead Managers	Barclays Capital Inc., Lloyds Securities Inc., Morgan Stanley & Co. LLC, RBC Capital Markets, LLC and Scotia Capital (USA) Inc.
Expected Listing	New York Stock Exchange
Governing Law	The Indenture and the Tier 2 Notes are governed by, and construed in accordance with, the laws of the State of New York, except for the subordination and waiver of set-off provisions which are governed by and construed in accordance with the laws of Scotland.
Format	SEC Registered Global Notes – Fixed-to-Fixed Rate
MREL Eligibility	Intended to qualify as MREL and all applicable eligibility conditions to be met
Waiver of Set-Off	Yes – set-off rights waived, as further described in the Preliminary Prospectus Supplement
Tax Event Redemption	If at any time a Tax Event (as defined in the Preliminary Prospectus Supplement) has occurred, LBG may, subject to the satisfaction of the conditions described in the Preliminary Prospectus Supplement, redeem the Tier 2 Notes in whole, but not in part, at any time at 100% of their principal amount, together with any accrued and unpaid interest to, but excluding, the date fixed for redemption.
Capital Disqualification Event Redemption	If at any time a Capital Disqualification Event (as defined in the Preliminary Prospectus Supplement) has occurred, LBG may, subject to the satisfaction of the conditions described in the Preliminary Prospectus Supplement, redeem the Tier 2 Notes in whole, but not in part, at any time at 100% of their principal amount, together with any accrued and unpaid interest to, but excluding, the date fixed for redemption.
Substitution or Variation	If a Tax Event or Capital Disqualification Event has occurred, then LBG may, subject to the conditions described in the Preliminary Prospectus Supplement, but without any requirement for the consent or approval of the holders of the Tier 2 Notes, at any time (whether before, on or following the Reset Date) either substitute all (but not some only) of the Tier 2 Notes for, or vary the terms of the Tier 2 Notes so that they remain or, as appropriate, become, Compliant Securities (as defined in the Preliminary Prospectus Supplement), and the Trustee shall (subject to the requirements described in the Preliminary Prospectus Supplement) agree to such substitution or variation.
Agreement with Respect to the Exercise of U.K. Bail-in Power

Notwithstanding any other agreements, arrangements, or understandings between us and any holder or beneficial owner of the Tier 2 Notes by purchasing or acquiring the Tier 2 Notes, each holder (including each beneficial owner) of the Tier 2 Notes acknowledges, accepts, agrees to be bound by and consents to the exercise of any U.K. bail-in power (as defined below) by the relevant U.K. resolution authority that may result in (i) the reduction or cancellation of all, or a portion, of the principal amount of, or interest on, the Tier 2 Notes; (ii) the conversion of all, or a portion, of the principal amount of, or interest on, the Tier 2 Notes into shares or other securities or other obligations of LBG or another person (and the issue to or conferral on the holder of such shares, securities or obligations), including by means of amendment, modification or variation of the terms of the Tier 2 Notes; and/or (iii) the amendment or alteration of the maturity of the Tier 2 Notes, or amendment of the amount of interest due on the Tier 2 Notes, or the dates on which interest becomes payable, including by suspending payment for a temporary period; any U.K. bail-in power may be exercised by means of variation of the terms of the Tier 2 Notes solely to give effect to the exercise by the relevant U.K. resolution authority of such U.K. bail-in power. With respect to (i), (ii) and (iii) above, references to principal and interest shall include payments of principal and interest that have become due and payable (including principal that has become due and payable at the maturity date), but which have not been paid, prior to the exercise of any U.K. bail-in power. Each holder and each beneficial owner of the Tier 2 Notes further acknowledges and agrees that the rights of the holders and/or beneficial owners under the Tier 2 Notes are subject to, and will be varied, if necessary, solely to give effect to, the exercise of any U.K. bail-in power by the relevant U.K. resolution authority.

Filed pursuant to Rule 433
Dated November 7, 2022
Registration No. 333-265452

For these purposes, a “U.K. bail-in power” is any write-down, conversion, transfer, modification or suspension power existing from time to time under any laws, regulations, rules or requirements relating to the resolution of banks, banking group companies, credit institutions and/or investment firms incorporated in the United Kingdom in effect and applicable in the United Kingdom to LBG and the Group, including but not limited to any such laws, regulations, rules or requirements which are implemented, adopted or enacted in the United Kingdom within the context of the U.K. resolution regime under the Banking Act 2009, as the same has been or may be amended from time to time (whether pursuant to the U.K. Financial Services (Banking Reform) Act 2013, secondary legislation or otherwise) (the “Banking Act”), pursuant to which obligations of a bank, banking group company, credit institution or investment firm or any of its affiliates can be reduced, cancelled, modified, transferred and/or converted into shares or other securities or obligations of the obligor or any other person (or suspended for a temporary period) or pursuant to which any right in a contract governing such obligations may be deemed to have been exercised. A reference to the “relevant U.K. resolution authority” is to any authority with the ability to exercise a U.K. bail-in power.
Repayment of Principal and Payment of Interest After Exercise of U.K. Bail-in Power	No repayment of the principal amount of the Tier 2 Notes or payment of interest on the Tier 2 Notes shall become due and payable after the exercise of any U.K. bail-in power by the relevant U.K. resolution authority unless, at the time that such repayment or payment, respectively, is scheduled to become due, such repayment or payment would be permitted to be made by LBG under the laws and regulations of the United Kingdom applicable to LBG or other members of the Group.
ISIN	US539439AW91
CUSIP	539439AW9
Singapore SFA Product Classification	Solely for the purposes of its obligations pursuant to Sections 309B(1)(a) and 309B(1)(c) of the Securities and Futures Act 2001 of Singapore, as modified or amended from time to time (2020 Revised Edition) (the “SFA”), we have determined, and hereby notify all relevant persons (as defined in Section 309A(1) of the SFA), that the Tier 2 Notes are ‘prescribed capital markets products’ (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018 of Singapore) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).
Target Market

UK MIFIR professionals/ECPs-only/ No UK PRIIPs KID– Manufacturer target market (UK MIFIR product governance) is eligible counterparties and professional clients only (all distribution channels). No UK PRIIPs key information document (KID) has been prepared as not available to retail in UK

MiFID II professionals/ECPs-only/ No EU PRIIPs KID– Manufacturer target market (MIFID II product governance) is eligible counterparties and professional clients only (all distribution channels). No EU PRIIPs key information document (KID) has been prepared as not available to retail in EEA

Amendments to the Preliminary Prospectus Supplement

Please be advised that the following amendments are being made to the Preliminary Prospectus Supplement:

The section “IMPORTANT INFORMATION” of the Preliminary Prospectus Supplement is hereby amended to add the following subsection at the end:

“Notice to Canadian investors

The Subordinated Notes may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations and that are not created or used solely to purchase or hold securities as an accredited investor described in paragraph (m) of the definition of “accredited investor”.

The offer and sale of the Subordinated Notes in Canada is being made on a private placement basis only and is exempt from the requirement that we prepare and file a prospectus under applicable Canadian securities laws. Any resale of the Subordinated Notes must be made in accordance with applicable Canadian securities laws, which may vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws. These resale restrictions may under certain circumstances apply to resales of the Subordinated Notes outside of Canada.

Filed pursuant to Rule 433
Dated November 7, 2022
Registration No. 333-265452

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus supplement or the accompanying prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for the particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (“NI 33-105”), the Underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

We are not a member institution of the Canada Deposit Insurance Corporation. The liability incurred by us through the issuance and sale of the Subordinated Notes is not a deposit. We are not regulated as a financial institution in Canada.

Upon receipt of this prospectus supplement, each Canadian investor hereby confirms that it has expressly requested that all documents evidencing or relating in any way to the sale of the securities described herein (including for greater certainty any purchase confirmation or any notice) be drawn up in the English language only. Par la réception de ce document, chaque investisseur canadien confirme par les présentes qu’il a expressément exigé que tous les documents faisant foi ou se rapportant de quelque manière que ce soit à la vente des valeurs mobilières décrites aux présentes (incluant, pour plus de certitude, toute confirmation d'achat ou tout avis) soient rédigés en anglais seulement.”

The section “UNDERWRITING—Selling Restrictions—Canada” is hereby amended and restated in its entirety and shall read as follows:

“No prospectus has been filed with any securities commission or similar regulatory authority in Canada in connection with the offer and sale of the Subordinated Notes, the Subordinated Notes have not been, and will not be, qualified for sale under the securities laws of Canada or any province or territory thereof and no securities commission or similar regulatory authority in Canada has reviewed or in any way passed upon this prospectus supplement, the underlying prospectus or the merits of the Subordinated Notes and any representation to the contrary is an offence.

The Subordinated Notes have not been offered, sold or distributed and will not be offered, sold or distributed, directly or indirectly, in Canada or to or for the benefit of any person subject to the securities laws of any province or territory of Canada, other than in compliance with applicable securities laws.”

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*Note: A securities rating is not a recommendation to buy, sell or hold securities.  Ratings may be subject to revision or withdrawal at any time, and each rating should be evaluated independently of any other rating.

Lloyds Banking Group plc has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Lloyds Banking Group plc has filed with the SEC for more complete information about Lloyds Banking Group plc and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Lloyds Banking Group plc and any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847, Lloyds Securities Inc. collect at 1-212-930-5039, Morgan Stanley & Co. LLC at 1-800-622-2393, RBC Capital Markets, LLC toll-free at 1-866-375-6829 or Scotia Capital (USA) Inc. toll-free at 1-800-372-3930.

**We currently expect delivery of the Tier 2 Notes to occur on or about November 15, 2022, which will be the fifth business day following the pricing of the Tier 2 Notes (such settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the U.S. Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Tier 2 Notes on the date of pricing or the next two succeeding business days will be required, by virtue of the fact that the Tier 2 Notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Tier 2 Notes who wish to trade Tier 2 Notes on the date of pricing or the next two succeeding business days should consult their own advisors.

Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another system.